

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2017

Matthew Cenac
Chief Financial Officer
SEACOR Holdings, Inc.
2200 Eller Drive
P.O. Box 13038
Fort Lauderdale, FL 33316

      Re: **SEACOR Holdings, Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2015
           Filed February 29, 2016
           File No. 001-12289

Dear Mr. Cenac:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Lyn Shenk

                     Lyn Shenk
                     Branch Chief
                     Office of Transportation and Leisure